Free Writing Prospectus (To the Prospectus dated February 10, 2009, the Prospectus Supplement dated September 14, 2009 and Index Supplement dated September 14, 2009)	Filed Pursuant to Rule 433 Registration No. 333-145845 November 16, 2009

$ Notes due November 24, 2010 Linked to the Dow Jones-UBS Commodity Index 3 Month ForwardSM Medium-Term Notes, Series A

General

•	Senior unsecured obligations of Barclays Bank PLC maturing November 24, 2010†.

•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.

•	The Notes are expected to price on or about November 16, 2009†† (the “pricing date”) and are expected to issue on or about November 23, 2009†† (the “issue date”).

Key Terms	Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC

Reference Asset:	Dow Jones-UBS Commodity Index 3 Month ForwardSM (the “Index”) (Bloomberg ticker symbol “DJUBSF3 <Index>”)

Payment at Maturity or upon Redemption as a Result of a Change in Law Redemption Event:

If the final level is greater than or equal to the initial level, you will receive a cash payment that provides you with a return per $1,000 principal amount Note equal to the index return plus the additional amount of $1.00 (0.10% of the principal amount). Accordingly, if the index return is positive, your payment per $1,000 principal amount Note will be calculated as follows:

$1,000 + [$1,000 x (Index Return)] + Additional Amount

Your investment will be fully exposed to any decline in the Index. If the final level declines from the initial level, you will lose 1% of the principal amount of your Notes for every 1% that the Index declines beyond the initial level after giving effect to the Additional Amount. Accordingly, if the index return is negative, your payment per $1,000 principal amount Note will be calculated as follows:

$1,000 + [($1,000 x Index Return)] + Additional Amount

You will lose some or all of your investment at maturity or upon redemption if the final level declines from the initial level.

Index Return:	The performance of the Index from the initial level to the final level, calculated as follows: Final Level – Initial Level Initial Level

Additional Amount:	0.10% of the principal amount.

Initial Level:	[—], the Index closing level on the pricing date.

Final Level:	The Index closing level on the final valuation date.

Final Valuation Date†:	November 17, 2010 (the “final valuation date”). If a Change in Law Redemption Event occurs, the final valuation date will be deemed to be the date on which we provide written notice to the Depository Trust Company (“DTC”) of our election to redeem the Notes (the “Notice Date”).

Redemption Date†:	The third business day following the Notice Date.

Change in Law Redemption Event:	Upon the occurrence of a Change in Law (as defined below) that, in our sole discretion, would, or is reasonably likely to, (i) have an adverse effect upon, or otherwise require us or our affiliates to unwind or terminate, in whole or in part, any of the positions, transactions or contractual arrangements pursuant to which we or our affiliates have hedged the commodity exposure incurred under the Notes or (ii) restrict our ability to enter into future transactions or contractual arrangements, or to establish or modify positions, to hedge the commodity exposure under the Notes, we may, but are not obligated to, redeem the Notes in whole (but not in part). See “Change in Law Redemption Event” in this free writing prospectus.

Maturity Date†:	November 24, 2010

Calculation Agent:	Barclays Bank PLC

CUSIP/ISIN:	06739J5G4 and US06739J5G48

†

Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Commodities “ in the prospectus supplement. If the final valuation date is not a scheduled trading day, then the final valuation date will be the next succeeding scheduled trading day. If the final valuation date is postponed because it is not a scheduled trading day, then the maturity date will be postponed so that the number of business days between the final valuation date (as postponed) and the maturity date (as postponed) remains the same.

††	Expected. In the event we make any change to the expected pricing date and issue date, the final valuation date and maturity date will be changed so that the stated term of the Notes remains the same.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-5 of the prospectus supplement, “Risk Factors” beginning on page IS-2 of the index supplement and “Selected Risk Considerations” beginning on page FWP-5 of this free writing prospectus.

	Price to Public[1]	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	%	%
Total	$	$	$

[1]

The price to the public for any single purchase by an investor in certain trust accounts, who is not being charged the full selling concession or fee by other dealers of %, is %. The price to the public for all other purchases of Notes is 100%.

The Notes are not bank deposits and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated February 10, 2009, the prospectus supplement dated September 14, 2009, the index supplement dated September 14, 2009, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement, index supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, index supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 3430). A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

You may revoke your offer to purchase the Notes at any time prior to the pricing as described on the cover of this free writing prospectus. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this free writing prospectus together with the prospectus dated February 10, 2009, as supplemented by the prospectus supplement dated September 14, 2009 and the index supplement dated September 14, 2009 relating to our Medium-Term Notes, Series A, of which these Notes are a part. This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement and the index supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023285/dposasr.htm

•	Prospectus Supplement dated September 14, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509190954/d424b3.htm

•	Index supplement dated September 14, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509190961/d424b3.htm

Our SEC file number is 1-10257. As used in this free writing prospectus, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

What is the Total Return on the Notes at Maturity or Upon Redemption Assuming a Range of Performance for the Index?

The following table illustrates the hypothetical total return on the Notes. The “total return” as used in this free writing prospectus is the number, expressed as a percentage, that results from comparing the payment at maturity or upon redemption as a result of a Change in Law Redemption Event per $1,000 principal amount Note to $1,000. The hypothetical total returns and examples set forth below assume an initial level of 267.4971. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Final Level	Index Return	Payment at Maturity or Upon Redemption	Total Return on the Notes
414.6205	55.00%	$1,551.00	55.10%
387.8708	45.00%	$1,451.00	45.10%
361.1211	35.00%	$1,351.00	35.10%
334.3714	25.00%	$1,251.00	25.10%
307.6217	15.00%	$1,151.00	15.10%
300.9342	12.50%	$1,126.00	12.60%
294.2468	10.00%	$1,101.00	10.10%
287.5594	7.50%	$1,076.00	7.60%
280.8720	5.00%	$1,051.00	5.10%
274.1845	2.50%	$1,026.00	2.60%
267.4971	0.00%	$1,001.00	0.10%
254.1222	-5.00%	$951.00	-4.90%
240.7474	-10.00%	$901.00	-9.90%
227.3725	-15.00%	$851.00	-14.90%
213.9977	-20.00%	$801.00	-19.90%
187.2480	-30.00%	$701.00	-29.90%
160.4983	-40.00%	$601.00	-39.90%
133.7486	-50.00%	$501.00	-49.90%
106.9988	-60.00%	$401.00	-59.90%
80.2491	-70.00%	$301.00	-69.90%
53.4994	-80.00%	$201.00	-79.90%
26.7497	-90.00%	$101.00	-89.90%
0.0000	-100.00%	$1.00	-99.90%

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Hypothetical Examples of Amounts Payable at Maturity or Upon Redemption:

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Index increases from an initial level of 267.4971 to a final level of 280.8720.

Because the final level of 280.8720 is greater than the initial level of 267.49710 and results in the positive index return of 5.00%, the investor receives a payment of $1,051.00 per $1,000.00 principal amount Note calculated as follows:

$1,000 + [$1,000 x (5.00%)] + Additional Amount = $1,051.00

Example 2: The level of the Index decreases from an initial level of 267.4971 to a final level of 240.7474.

Because the final level of 240.7474 is less than the initial level of 267.4971 and results in the negative index return of -10.00%, the investor will receive a payment of $901.00 per $1,000 principal amount Note calculated as follows:

$1,000 + ($1,000 x -10.00%) + Additional Amount = $901.00

Selected Purchase Considerations

•

Market Disruption Events and Adjustments—The final valuation date, the maturity date, the payment at maturity or upon redemption and the Final Level are subject to adjustment as described in the following sections:

•

For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Commodities “ in the prospectus supplement; and

•

For a description of further adjustments that may affect the reference asset, see “Reference Assets—Indices—Adjustments Relating to Securities with the Reference Asset Comprised of an Index” in the prospectus supplement.

•

We may, but are not obligated to, redeem the Notes upon the occurrence of a Change in Law Redemption Event—We have the right to redeem or “call” your Notes (in whole but not in part) without your consent upon the occurrence of a Change in Law (as defined under “Change in Law Redemption Event” below) that, in our sole discretion, would, or is reasonably likely to, (i) have an adverse effect upon, or otherwise require us or our affiliates to unwind or terminate, in whole or in part, any of the positions, transactions or contractual arrangements pursuant to which we or our affiliates have hedged the commodity exposure incurred under the Notes or (ii) restrict our ability to enter into future transactions or contractual arrangements, or to establish or modify positions, to hedge the commodity exposure under the Notes.

The commodity futures contracts that underlie the Index are subject to legal and regulatory regimes that may change in the United States and, in some cases, in other countries. For example, the United States House of Representatives and the United States Senate are currently considering legislation, and certain legislation has been approved by the House of Representatives or Committees of the House (although that legislation has not yet been approved by the Senate or enacted into law) intended to limit speculation and increase transparency in the commodity markets and regulate the over-the-counter derivatives markets. If enacted, certain of the legislative proposals would, among other things, require the Commodity Futures Trading Commission (“CFTC”) to adopt rules, apply existing rules, or modify its application of such rules with respect to the

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establishment of position limits on positions that are not entered into or maintained for “bona fide” or “legitimate” hedging purposes as defined in the proposed legislation. In addition, the CFTC has recently conducted a series of hearings for the purpose of determining whether the CFTC should establish more stringent position limits for all commodities, and across all markets and market participants, pursuant to its existing statutory authority. The CFTC indicated at the hearings that it intends to issue proposed rules regarding position limits sometime in late 2009. Such actions by the Congress or the CFTC could limit the extent to which entities can enter into hedging transactions in exchange-traded futures contracts unless they are hedging inventories of or commitments with respect to physical commodities. Any such limitations could restrict or prevent our ability to hedge our obligations under the Notes.

If such restrictions are imposed on market participants, we or our affiliates may be unable to effect, or may be required to unwind, in whole or in part, transactions necessary to hedge our obligations under the Notes, in which case we will have the right, but not the obligation, to redeem your Notes. If we elect to redeem the Notes following a Change in Law Redemption Event, we will deliver written notice of such election to redeem to DTC as promptly as possible following such election (the date of such delivery being the “Notice Date”). In this scenario, the final valuation date will be deemed to be the Notice Date, and the Notes will be redeemed on the third business day following such deemed final valuation date, subject to market disruption events, at an amount equal to the amount specified on the cover page of this free writing prospectus for the occurrence of a Change in Law Redemption Event. If we exercise our right to redeem the Notes upon the occurrence of a Change in Law, the payment you receive may be less than the payment that you would have otherwise been entitled to receive at maturity, and you may not be able to reinvest any amounts received on the Redemption Date in a comparable investment. Our right to redeem the Notes upon the occurrence of a Change in Law may also adversely impact your ability to sell your Notes, and/or the price at which you may be able to sell your Notes, following the occurrence of such Change in Law. Moreover, even if such legislative or regulatory changes do not result in a Change in Law Redemption Event, or we do not exercise our right to redeem the Notes, the restrictions on effecting transactions in the futures markets could substantially reduce liquidity in the contracts underlying the Index, which could adversely affect the prices of such contracts and, in turn, the return on and the value of the Notes.

•

Certain U.S. Federal Income Tax Considerations—Some of the tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. As described in the prospectus supplement, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement.

The United States federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below. Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid cash-settled forward contract with respect to the Index. If your Notes are so treated, you should generally recognize capital gain or loss upon the sale, redemption or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes. Such gain or loss should generally be long-term capital gain or loss if you have held your Notes for more than one year.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes in the manner described above. This opinion assumes that the description of the terms of the Notes in this free writing prospectus is materially correct.

As discussed further in the accompanying prospectus supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the Notes, possibly with retroactive effect. Other alternative treatments for your Notes may also be possible under current law. For example, it is possible that the Internal Revenue Service could assert that Section 1256 of the Internal Revenue Code should apply to your Notes or a portion of your Notes. If Section 1256 were to apply to your Notes, gain or loss recognized with respect to your Notes (or the relevant portion of your Notes) would be treated as 60% long-term capital gain or loss and 40% short-term capital gain or loss, without regard to your holding period in the Notes. You would also be required to mark your Notes (or a portion of your Notes) to market at the end of each year (i.e., recognize gain or loss as if the Notes or the relevant portion of the Notes had been sold for fair market value). Under this alternative treatment, it is also possible that you could be required to recognize gain or loss each time a contract tracked by the Index rolls. It is also possible that the Internal Revenue Service could assert that your Notes should be treated as partially giving rise to “collectibles” gain or loss if you have held your Notes for more than one year, although we do not think such a treatment would be appropriate in this case because a sale or exchange of the Notes is not a sale or exchange of a collectible but is rather a sale or exchange of a forward contract that reflects the value of a collectible. “Collectibles” gain is currently subject to tax at marginal rates of up to 28%. Further, it is also possible that the Internal Revenue Service could assert that your holding period in respect of your Notes should end on

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the date on which the amount you are entitled to receive upon the maturity of your Notes is determined, even though you will not receive any amounts from the issuer in respect of your Notes prior to the maturity of your Notes. In such case, you could be treated as having a holding period in respect of your Notes that is less than one year even if you receive cash upon the redemption or maturity of your Notes at a time that is more than one year after the beginning of your holding period. Finally, it is also possible that the amount received upon sale, redemption or maturity of the Notes that is attributable to the Additional Amount may be taxed as ordinary income.

For a further discussion of the tax treatment of your Notes as well as other possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes. For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Selected Risk Considerations—Taxes”, in this free writing prospectus.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Index or any of the futures contracts comprising the Index. These risks are explained in more detail in the “Risk Factors” sections of the prospectus supplement and the index supplement.

•

Your Investment in the Notes May Result in a Loss—The Notes do not guarantee any return of principal other than the Additional Amount. The return on the Notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the index return is positive or negative. Your investment will be fully exposed to any decline in the final level as compared to the initial level. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due

•	No Interest Payments—As a holder of the Notes, you will not receive interest payments.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this free writing prospectus is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Taxes—The federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described above. As discussed further in the accompanying prospectus supplement, on December 7, 2007, the Internal Revenue Service issued a notice indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes even though you will not receive any payments with respect to the Notes until redemption or maturity and whether all or part of the gain you may recognize upon the sale, redemption or maturity of an instrument such as the Notes could be treated as ordinary income. The outcome of this process is uncertain and could apply on a retroactive basis. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

•

Changes in Law or Regulation May Adversely Affect the Return on and Value of Your Notes—The commodity futures contracts that underlie the Index are subject to legal and regulatory regimes that may change in the United States and, in some cases, in other countries. For example, the United States House of Representatives and the United States Senate are currently considering legislation, and certain legislation has been approved by the House of Representatives or Committees of the House (although that legislation has not yet been approved by the Senate or enacted into law) intended to limit speculation and increase transparency in the commodity markets and regulate the over-the-counter derivatives markets. If enacted, certain of the legislative proposals would, among other things, require the CFTC to adopt rules, apply existing rules, or modify its application of such rules with respect to the establishment of position limits on positions that are not entered into or maintained for “bona fide” or “legitimate” hedging purposes as defined in the proposed legislation. In addition, the CFTC has recently conducted a series of hearings for the purpose of determining whether the CFTC should establish more stringent

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position limits for all commodities, and across all markets and market participants, pursuant to its existing statutory authority. The CFTC indicated at the hearings that it intends to issue proposed rules regarding position limits sometime in late 2009. Such actions by the Congress or the CFTC could limit the extent to which entities can enter into hedging transactions in exchange-traded futures contracts unless they are hedging inventories of or commitments with respect to physical commodities. Any such limitations could restrict or prevent our ability to hedge our obligations under the Notes. If such restrictions are imposed on market participants, we or our affiliates may be unable to effect, or may be required to unwind, in whole or in part, transactions necessary to hedge our obligations under the Notes, in which case we will have the right, but not the obligation, to redeem your Notes on the Redemption Date. If we exercise our right to redeem the Notes upon the occurrence of a Change in Law, the payment you receive may be less than the payment that you would have otherwise been entitled to receive at maturity, and you may not be able to reinvest any amounts received on the Redemption Date in a comparable investment. Moreover, even if such legislative or regulatory changes do not result in a Change in Law Redemption Event, or we do not exercise our right to redeem the Notes, the restrictions on effecting transactions in the futures markets could substantially reduce liquidity in the contracts underlying the Index, which could adversely affect the prices of such contracts and, in turn, the return on and the value of the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the Index on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Index;

•	the time to maturity of the Notes;

•	interest rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Description of the Reference Asset

The Dow Jones-UBS Commodity Index 3 Month ForwardSM

Dow Jones & Company, Inc. in conjunction with UBS Securities LLC calculates forward month versions of the Dow Jones-UBS Commodity IndexSM, which index is described under “Commodity Indices—the Dow Jones-UBS Commodity IndexSM” in the index supplement. The Dow Jones-UBS Commodity Index 3 Month ForwardSM tracks exposure to longer-dated commodity futures contracts. The Dow Jones-UBS Commodity Index 3 Month ForwardSM follows the methodology of the Dow Jones-UBS Commodity IndexSM as described in the index supplement, except that the futures contracts used for calculating the Dow Jones-UBS Commodity Index 3 Month ForwardSM are advanced, as compared to the Dow Jones-UBS Commodity IndexSM, such that the delivery months for the reference contracts are three months later than those of the corresponding reference contracts used for the Dow Jones-UBS Commodity IndexSM. The Dow Jones-UBS Commodity Index 3 Month ForwardSM is reported by Bloomberg under the ticker symbol “DJUBSF3 <Index>”.

Change in Law Redemption Event

Upon the occurrence of a Change in Law that, in our sole discretion, would, or is reasonably likely to, (i) have an adverse effect upon, or otherwise require us or our affiliates to unwind or terminate, in whole or in part, any of the positions, transactions or contractual arrangements pursuant to which we or our affiliates have hedged the commodity exposure incurred under the Notes or (ii) restrict our ability to enter into future transactions or contractual arrangements, or to establish or modify positions, to hedge the commodity exposure under the Notes, we may, but are not obligated to, redeem the Notes in whole (but not in part) in accordance with the provisions set forth below. For purposes of the above, “Change in Law” means (i) the adoption of, or change in, any applicable law, rule or regulation, or (ii) the promulgation or withdrawal of, or any change in, the interpretation by any court, tribunal, regulatory authority or exchange, or the issuance, revocation or modification of any order, exemption or “no-action” position of any regulatory authority or exchange, with competent jurisdiction of any applicable law, rule or regulation, interpretation, order or position occurring, in each case as set forth in (i) and (ii) above, after the inception date. For the avoidance of doubt, if a Change in Law becomes effective only after a specified transition period, the occurrence of a Change in Law is not the date on which such Change in Law becomes effective but rather the date on which the Change in Law was officially adopted or enacted by the relevant body. Our right to redeem the Notes does not mean that you have any right to require us to repay your Notes prior to maturity.

If we elect to redeem the Notes following a Change in Law Redemption Event, we will deliver written notice of such election to redeem to DTC as promptly as possible following such election (the date of such delivery being the “Notice Date”). In this scenario, the final valuation date will be deemed to be the Notice Date, and the Notes will be redeemed on the third business day following such deemed final valuation date, subject to market disruption events, at an amount as set forth on the cover of this free writing prospectus.

Redemption Notice

If we elect to redeem your Notes following the occurrence of a Change in Law Redemption Event, we will deliver written notice as promptly as possible of such election to redeem to DTC and to the Bank of New York, the trustee under the Senior Debt Indenture dated September 16, 2004. In the case of redemption following a Change in Law Redemption Event, the notice of redemption will specify the payment on the Notes and the Redemption Date.

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Historical Information

The following graph sets forth the historical performance of the Index based on the daily Index closing level from January 7, 2002 through November 12, 2009. The Index closing level on November 12, 2009 was 267.4971.

We obtained the Index closing levels below from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The Index was first published on July 18, 2006. Therefore, the historical information for the period from January 7, 2002 until July 18, 2006 is hypothetical and provided as an illustration of how the Index would have performed during such period had the index sponsors calculated the Index using the current index methodology. This back-tested performance does not represent actual performance and should not be interpreted as an indication of actual performance. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on the final valuation date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Certain Employee Retirement Income Security Act Considerations

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A. and JPMorgan Securities Inc. will act as placement agents for the Notes and will receive a fee from the Company that would not exceed $10.00 per $1,000 principal amount Note.

We expect that delivery of the Notes will be made against payment for the Notes on or about the issue date indicated on the cover of this free writing prospectus, which is the 5th business day following the expected pricing date (this settlement cycle being referred to as “T+5”). See “Plan of Distribution” in the prospectus supplement.

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